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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 67878

*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center 1560 Sherman Ave, Suite 803
(No. and Street)

Evanston IL 60201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Vellon 312-380-5302
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road #302 Milwaukee WI 53226
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, William D. Vellon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbury Capital, LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Notary Public - State of Illinois

Signature

Partner, Co-Owner
Title

2/13/15
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kingsbury Capital, LLC
Evanston, Illinois

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Kingsbury Capital, LLC, (Company), as of December 31, 2014 for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

**Report on Supplementary Information**

The Computation of Net Capital ("Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 25, 2015
Milwaukee, Wisconsin

# Kingsbury Capital, LLC
## Statement of Financial Condition
As of December 31, 2014

| | Dec 31, 14 |
|---|---|
| ASSETS | |
| Current Assets | |
| Checking/Savings | |
| Cash - Chase Bank | 28,801.38 |
| Cash - MB Financial | 393.19 |
| Total Checking/Savings | 29,194.57 |
| Other Current Assets | |
| Pre-Paid Expenses | 2,545.00 |
| Total Other Current Assets | 2,545.00 |
| Total Current Assets | 31,739.57 |
| Fixed Assets | |
| Furniture & Equipment | 12,864.93 |
| Furniture & Equipment-Acc/Depr. | -6,400.81 |
| Total Fixed Assets | 6,464.12 |
| Other Assets | |
| Security Deposit | 1,800.00 |
| Total Other Assets | 1,800.00 |
| TOTAL ASSETS | 40,003.69 |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Interco - Kingsbury Cap IA | 2,000.00 |
| Interco - Kingsbury Holdings | 9,100.00 |
| Total Other Current Liabilities | 11,100.00 |
| Total Current Liabilities | 11,100.00 |
| Total Liabilities | 11,100.00 |
| Equity | |
| Contribution of Securities-ADW | 39,371.44 |
| Contribution of Securities-WDV | 39,371.43 |
| Equity - Asher D. Wolmark | 49,275.00 |
| Equity - William D. Vellon | 49,275.00 |
| Retained Earnings | -73,465.05 |
| Net Income | -74,924.13 |
| Total Equity | 28,903.69 |
| TOTAL LIABILITIES & EQUITY | 40,003.69 |

The accompanying notes to financial statements are an integral part of these statements

# Kingsbury Capital, LLC

NOTES TO FINANCIAL STATEMENTS

## 1. Nature of operation and summary of significant accounting policies

*Nature of Operations*

Kingsbury Capital, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2007. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company conducts business primarily with retail customers and transacts business solely in private placements. The company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

In 2014, Kingsbury Capital, LLC was acquired by Kingsbury Holdings, Inc. Kingsbury Holdings, Inc. is under common ownership with Kingsbury Capital, LLC.

*Government and Other Regulation*

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

*Cash Equivalents*

The Company considers its investment in a short-term money market fund to be a cash equivalent.

*Property and Equipment*

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the term of the lease.

*Investment Transaction and Related Investment Income*

Investment transactions are accounted for on a trade-date basis and interest is recognized on the accrual basis.

*Revenue Recognition*

The Company's primary source of revenue is fees derived from introducing investors to subscribe to various private placements of securities, which are carried in the investor's name/title. Placement fee revenues are recognized upon receipt of the fees or when the investor's fully-funded subscription is accepted by the issuer.

*Income Taxes*

## 1. Nature of operation and summary of significant accounting policies (continued)

*Income taxes (continued)*

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's adjusted net capital was approximately $18,095 which exceeded the requirement by approximately $13,095.

## 3. Lease commitments

The Company has an operating lease for office space that expires in April 2019. Total rental expense for year-ending December 31, 2014 was $12,611. The future minimum annual commitments under the lease are as follows:

| Year | Maximum Potential Liability |
|---|---|
| 2015 | 43,641 |
| 2016 | 44,343 |
| 2017 | 45,045 |
| 2018 | 45,747 |
| 2019 | 15,327 |
| Total | $194,103 |

## 4. Subsequent events

These financial statements were approved by management and available for issuance on February 25, 2015. Subsequent events have been evaluated through this date.

## 5. Related Party Transactions

The Company charges Kingsbury Capital Investments Advisors, a related entity, for office space and shared supplies. Total reimbursements for year-ending December 13, 2014 was $31,620.

The Company received cash advances from Kingsbury Holdings, Inc. in the amount of $9,100, of which $9,100 is a payable at December 31, 2014.

The Company received cash advances from Kingsbury Capital Investment Advisors in the amount of $2,000, of which $2,000 is a payable at December 31, 2014.

## 6. Advertising

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for the year ending December 31, 2014 was $673.

## 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

# Kingsbury Capital, LLC

Computation of Net Capital Under Rule 15c 3-1
Period Ended December 31, 2014

| | | |
|---|---|---|
| Member Equity | 28,904 | |
| Add Liabilities subordinated to claims of general creditors | - | |
| Deductions: | | |
| Non-allowable fixed assets | 6,464 | |
| Non-allowable other assets | 4,345 | Security deposit, prepaid exp, due from |
| Total deductions | 10,809 | |
| Net Capital | 18,095 | |
| Aggregate Indebtedness | 11,100 | |
| Computation of Net Capital Requirement | | |
| Net Capital Requirement (6-2/3% of aggregate indebtedness) | 740 | |
| Minimum dollar net capital requirement | 5,000 | |
| Net Capital Requirement (Greater of (A) or (B) | 5,000 | |
| Net Capital in excess of minimum requirement | 13,095 | |
| Ratio: Aggregate indebtedness to Net Capital | 61% | |

The accompanying notes to financial statements are an integral part of these statements